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                           FORM U-6B-2

                SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.

                      FORM U-6B-2
                    File Nos.  70-7627
                                     70-7638
                   Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Maine Yankee Atomic Power Company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities.  See Exhibits 1 and 2.

2.   Issue, renewal or guaranty:  See Exhibits 1 and 2.

3.   Principal amount of each security.  See Exhibits 1 and 2.

4.   Rate of interest per annum of each security.  See Exhibits 1 and 2.

5. Date of issue, renewal or guaranty of each security. See Exhibits 1 and 2.

6. If renewal of security, give date of original issue. See Exhibits 1 and 2.

7.   Date of maturity of each security.  See Exhibits 1 and 2.

8. Name of the person to whom each security was issued, renewed or guaranteed. See Exhibits 1 and 2.

9.   Collateral given with each security, if any.  See Exhibits 1 and 2.

10.  Consideration received for each security.  See Exhibits 1 and 2.

11.  Application of proceeds of each security.  See Exhibits 1 and 2.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

     a.   the provisions contained in the first sentence of Section 6(b),

     b.   the provisions contained in the fourth sentence of Section 6(b),

     c. the provisions contained in any rule of the Commission other than Rule U-48. X Rule 52 (for both).

     (If reporting for more than one security insert the identifying symbol after applicable statement.)
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13.  If the security or securities were exempt from the provisions of Section
     6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b). Not Applicable (for both).

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which security or securities herein described have been issued. Not Applicable (for both).

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed. Rule 52 (for both).

                         Maine Yankee Atomic Power Company


                         By   Michael E. Thomas
                              Michael E. Thomas, Treasurer



     Date: October 10, 1997

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